UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.          General Identifying Information

1.         Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

☒         Merger

☐         Liquidation

☐         Abandonment of Registration

 (Note: Abandonments of Registration answer only questions I through 15,24 and 25 of this form and complete verification at the end of the form.)

☐         Election of status as a Business Development Company

 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.          Name of fund: Innovator ETFs Trust II (the “Trust”)

3.          Securities and Exchange Commission File No.: 811-22926

4.          Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐         Initial Application                  ☒         Amendment

5.          Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

109 North Hale Street
Wheaton, IL 60187

6.          Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Walter L. Draney, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606
(312) 845-3273

7.         Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Innovator Capital Management, LLC
109 North Hale Street
Wheaton, IL 60187
(800) 208-5212

As the former investment adviser for each series of the Trust, Innovator Capital Management, LLC maintains records with respect to the declaration of trust, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, expenses and operations of the Trust.

Penserra Capital Management LLC
4 Orinda Way, Suite 100-A
Ornida, CA 94563
(800) 456-8850

As the former investment sub-adviser for each series of the Trust, Penserra Capital Management LLC maintains records with respect to orders, purchase and sales, and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
800-617-0004

As the former administrator, accounting agent and transfer agent for each series of the Trust, U.S. Bancorp Fund Services, LLC maintains share transaction and other shareholder records.

U.S. Bank, N.A.
1555 N. River Center Drive
Suite 302
Milwaukee, Wisconsin 53212
800-617-0004

As the former custodian for each series of the Trust, U.S. Bank, N.A. maintains records with respect to securities positions, purchases and sales of securities and other instruments, cash account ledgers and other records maintained by or at the custodian.

NOTE:         Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.          Classification of fund (check only one):

☒         Management company;

☐         Unit investment trust; or

☐         Face-amount certificate company.

9.          Subclassification if the fund is a management company (check only one):

☒         Open-end                  ☐         Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.          Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:	Sub-Adviser:
Innovator Capital Management, LLC 109 North Hale Street Wheaton, IL 60187	Penserra Capital Management LLC 4 Orinda Way, Suite 100-A Ornida, CA 94563

12.          Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

13.          If the fund is a unit investment trust (“UIT”) provide:

(a)          Depositor’s name(s) and addressees):

(b)          Trustee’s name(s) and addressees):

14.          Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐         Yes         ☒         No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.          (a)         Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒         Yes         ☐         No

If Yes, state the date on which the board vote took place:

June 16, 2021

If No, explain:

(b)          Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐         Yes         ☒         No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Trust merged into corresponding series of Innovator ETFs Trust, an affiliated open-end management company in the same fund complex, in reliance on Rule 17a-8 under the Investment Company Act of 1940.

II.         Distributions to Shareholders

16.          Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒         Yes         ☐         No

(a)          If Yes, list the date(s) on which the fund made those distributions: October 13, 2021

(b)          Were the distributions made on the basis of net assets?

☒         Yes         ☐         No

(c)          Were the distributions made pro rata based on share ownership?

☒         Yes         ☐         No

(d)          If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)          Liquidations only:

Were any distributions to shareholders made in kind?

☐         Yes         ☐         No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.          Closed-end funds only:

Has the fund issued senior securities?

☐         Yes         ☐         No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all of its assets to the fund’s shareholders?

☒         Yes         ☐         No

If No,

(a)          How many shareholders does the fund have as of the date this form is filed?

(b)          Describe the relationship of each remaining shareholder to the fund:

19.          Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐         Yes         ☒         No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.         Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐         Yes         ☒         No

If Yes,

(a)          Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)          Why has the fund retained the remaining assets?

(c)          Will the remaining assets be invested in securities?

☐         Yes         ☐         No

21.          Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐         Yes         ☒         No

If Yes,

(a)          Describe the type and amount of each debt or other liability:

(b)          How does the fund intend to pay these outstanding debts or other liabilities?

IV.         Information About Event(s) Leading to Request For Deregistration

22.          (a)         List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$2,000
(ii) Accounting expenses:	$0
(iii) Other expenses (list and identify separately):	$0
(iv) Legal expenses (sum of lines (i)-(iii) above):	$2,000

(b)          How were those expenses allocated?

The costs associated with the merger were borne by Innovator Capital Management, LLC.

(c)          Who paid those expenses?

The costs associated with the merger were borne by Innovator Capital Management, LLC.

(d)          How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.          Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐         Yes         ☒         No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.          Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

☐         Yes         ☒         No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.          Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐         Yes         ☒         No

If Yes, describe the nature and extent of those activities:

VI.         Mergers Only

26.          (a)         State the name of the fund surviving the Merger:

Innovator ETFs Trust

(b)          State the Investment Company Act file number of the fund surviving the Merger:

811-22135

(c)          If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form N-14, File No.: 333-258277, originally filed on July 29, 2021.

Form N-14/A, File No.: 333-258277, Pre-Effective Amendment No. 1 filed on September 16, 2021.

Form N-14/A, File No.: 333-258277, Post-Effective Amendment No. 1 filed on October 14, 2021.

(d)          If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

* * *

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Innovator ETFs Trust II, (ii) he or she is the President of Innovator ETFs Trust II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his or her knowledge, information, and belief.

Innovator ETFs Trust II

By /s/ H. Bruce Bond

H. Bruce Bond

President